# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6775 COWBOYS WAY, STE. 1335, 6775 COWBOYS WAY, STE. 1335, FRISCO, Texas (TX), 75034
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002057537-25-000001
Filed by CIK 0002057537

## Reporting persons
- Fields Jacob Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,748,750; shared voting power 0; sole dispositive power 1,748,750; shared dispositive power 0; aggregate amount beneficially owned 1,748,750 (4.5% of the class)

## Item 1. Issuer
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 COWBOYS WAY, STE. 1335, 6775 COWBOYS WAY, STE. 1335, FRISCO, TEXAS, 75034.

## Item 2. Person Filing
Name of person filing: Jacob W. Fields
Address of principal business office or, if none, residence:
100 Midwood Road
Greenwich, CT 06830
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,748,750
Percent of class: 4.5%
Sole power to vote or to direct the vote: 1,748,750
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,748,750
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fields Jacob Wagner: Jacob W. Fields, Individual (05/08/2025)